PSA PEUGEOT CITROËN

04012132

United States Securities and
Exchange Commission
WASHINGTON, DC 20549
United States of America

December 22, 2003

SEC MAIL PROCESSING RECEIVED JAN 15 2004 WASH. D.C. 158 SECTION

SUPPL

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531**. Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

dlw 1/20

Valérie MAGLOIRE
Head of Investor Relations
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

Paris, October 20, 2003

PSA Peugeot Citroën
Consolidated Sales at September 30, 2003 Stable at €40.1 billion

Consolidated sales for the first nine months of 2003 amounted to €40,123 million, almost unchanged (down 0.1%) from the €40,175 million reported at September 30, 2002.

Automobile Division sales edged back a slight 0.2% to €32,346 million, primarily due to the negative 1.6% currency effect. At constant exchange rates, sales rose by 1.4% during the period.

Worldwide unit sales totaled 2,438,000, a 0.8% increase over the prior-year period.

In Western Europe, demand for passenger cars and light commercial vehicles was down by 1.6% at September 30, mainly due to the 7.1% decline in the French market. PSA Peugeot Citroën continued to increase market share, however, to an aggregate 15.6% from 15.4% a year earlier, as Group registrations held steady (down 0.1%) in the region. Over the period, market share increased in Germany (to 6.1% from 5.4%), in Italy (to 11.1% from 9.2%) and France (to 33.9% from 33.6%), but contracted in the United Kingdom (to 12.3% from 13.5%), reflecting the greater selectivity among customer segments implemented in response to the pound's decline against the euro.

Unit sales in Western Europe (i.e. vehicles invoiced to dealers) declined by 1.6% during the period to 1,865,100 units as inventories were drawn down.

Outside Western Europe, nine-month sales rose by 9.4% to 572,900 units.

In the Central and Eastern Europe and Turkey region, where demand has generally started to recover, sales were up 25.6% to 152,400 units.

Sales retreated 7.5% to 77,400 units in Latin America. In Brazil, the Group reduced its market share to 4.4% from 4.9% a year ago to attenuate the impact of unfavorable exchange rates and local unit sales fell 20.7% to 40,300 units.

Demand continued to surge in China, where Group sales climbed 45.5% to 80,900 units and market share amounted to 5.7% at September 30.

The **finance companies** reported a 1.8% increase in revenues, to €1,284 million, while Banque PSA Finance's total loans outstanding rose 5.4% to €19.1 billion. A total of 638,000 new loans were originated during the period, up 6.2% from September 30, 2002.

Communications Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 53 81 - Fax (33 1) 45 00 54 52 – www.psa-peugeot-citroen.com

PSA PEUGEOT CITROËN

Press release

CONSOLIDATED SALES

(in millions of euros)	**September 30, 2003**	September 30, 2002	% change
Automobile Division	32,346	32,395	-0.2%
Finance companies	1,284	1,261	+1.8%
Transportation	2,047	1,969	+4.0%
Automotive equipment	7,471	7,273	+2.7%
Other businesses	719	744	-3.4%
Intra-company sales	(3,744)	(3,467)	
Total PSA Peugeot Citroën	**40,123**	40,175	**-0.1%**

WORLDWIDE AUTOMOBILE SALES

(in units)*		**9 months 2003**	**9 months 2003**	% change
Western Europe		1,865,100	1,895,800	-1.6%
	Peugeot	1,018,000	1,088,300	-6.5%
	Citroën	847,100	807,500	+4.9%
of which France		589,500	646,000	-8.7%
	Peugeot	333,400	385,200	-13.4%
	Citroën	256,100	260,800	-1.8%
Rest of World		572,900	523,600	+9.4%
	Peugeot	385,600	371,400	+3.8%
	Citroën	187,300	152,200	+23.1%
Total Sales		2,438,000	2,419,400	+0.8%
	Peugeot	1,403,600	1 459,700	-3.8%
	Citroën	1,034,400	959,700	+7.8%
Of which passengers cars		2,164,400	2,154,300	+0.5%
	Peugeot	1,271,800	1 329,800	-4.4%
	Citroën	892 600	824,500	+8.3%
light commercial vehicles		273,600	265,100	+3.2%
	Peugeot	131,800	129,900	+1.5%
	Citroën	141,800	135,200	+4.9%

*Assembled vehicles, disassembled components and CKD units.

Communications Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 53 81 - Fax (33 1) 45 00 54 52 – www.psa-peugeot-citroen.com

F. le N°82-3531

PSA PEUGEOT CITROËN

Press release

November 24, 2003

PEUGEOT S.A.
Buyback and Cancellation of Company Shares

Under authorizations granted at the Stockholders' Meeting of May 28, 2003, and the authorization granted by the Supervisory Board on tuesday, November 18, 2003, Peugeot S.A. today cancelled 16,000,000 shares of Company stock, representing 6.18% of issued capital. There are now a total of 243,109,146 shares outstanding.

The Group carried out these share buybacks while maintaining its major capital expenditure program designed to rapidly renew and extend its model lineups and support expansion in the global marketplace. Consolidated capital expenditure amounted to €2.79 billion in 2002 and is expected to total a similar amount in 2003.

Communications Department - 75 avenue de la Grande Armée - 75116 Paris

PSA PEUGEOT CITROËN

Press release

November 28, 2003

Banque PSA Finance opens office in China

On November 24, Banque PSA Finance was authorized by the China Banking Regulatory Commission to open a representative office in Beijing.

Banque PSA Finance is a subsidiary of the PSA Peugeot Citroën Group. It provides retail financing for purchasers of Peugeot and Citroën automobiles and wholesale financing for the two marques' dealers around the world.

The bank's loans outstanding totalled €18.7 billion at December 31, 2002. Worldwide, it financed more than 803,000 new vehicles during the year, while its total portfolio amounted to nearly 2,100,000 vehicles financed.

The opening of Banque PSA Finance's representative office has helped to strengthen the PSA Peugeot Citroën Group's presence in China and will support the local development of Peugeot and Citroën sales.

PSA Peugeot Citroën operates in China through Dongfeng Peugeot Citroën Automobile (DPCA), a joint venture formed in partnership with Dongfeng Motors. DPCA sold 86,200 Citroën automobiles in the first ten months of 2003. Next year, it will launch a new Peugeot vehicle based on the Peugeot 307, designed especially for the Chinese market.

Communications Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 53 81 - Fax (33 1) 45 00 54 52 – www.psa-peugeot-citroen.com